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July 5, 2024
Dear Sir/Madam
Re: Notice of Change of Auditors of Organigram Holdings Inc.
We have read the Notice of Organigram Holdings Inc. dated June 28, 2024, and are in agreement with the statements contained in such Notice except that we are not in a position to agree or disagree with Organigram Holdings Inc.'s statement that there have been no "consultations" as defined in Section 4.11 of NI 51-102.
Yours very truly,
Chartered Professional Accountants, Licensed Public Accountants

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